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May 14, 2009
Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberator Medical Holdings, Inc. Item 4.02, Form 8-K Filed April 24, 2009 File No. 000-05663
Dear Ms. Akins:
     This letter responds to the Staff’s comment letter dated April 28, 2009, to Liberator Medical Holdings, Inc. (the “Company”), with respect to the captioned Form 8-K.
     1. SEC Comment: Please disclose the circumstances that led to the discovery of the “duplicate posting of certain sales invoices” and “the failure to accrue certain expenses” as disclosed in your Form 8-K.
     Company’s Response: The Company has prepared, and will file immediately after the transmission of this letter to the Commission, the following statement of the circumstances that lead to the discovery of the duplicate posting of sales invoice postings and failure to accrue expenses. The language will appear in Note 3 of the Notes to the Company’s Financial Statements for the quarter ended December 31, 2008.

Tabitha Akins, Staff Accountant
Division of Corporate Finance
May 14, 2009

“Duplicate Postings of Sales Invoices
During April 2009, as part of a quarterly sales analysis comparing sales from our recurring customers during the first quarter of fiscal year 2009 versus sales from the second quarter of fiscal year 2009, management identified duplicate postings of sales invoices, causing an overstatement of sales during the three months ended December 31, 2008. As a result of the duplicate postings, sales were overstated by $113,083 for the three months ended December 31, 2008, partially offset by a reduction in cost of sales of $29,791.
Upon further research, management determined that the duplicate postings were caused by how a software vendor corrected certain errors within the billing software program. Procedures have since been put into place to detect duplicate sales invoices that are posted to the company’s financial system.
Accrued Expenses
As a result of the rapid growth of our business over the last few quarters, additional accounting resources were hired during the second quarter of fiscal year 2009. With the additional resources, management has strengthened the quarterly review process from prior years to match the review process that the Company follows for the fiscal year-end process. During the quarterly review process of the Company’s financial results for the three months ended March 31, 2009, management identified a failure to accrue payroll, freight, and telephone expenses that were incurred during the three months ended December 31, 2008. These accrued expenses totaled $47,752, causing the net income to be overstated for the three months ended December 31, 2008.”
     2. SEC Comment: Elaborate on any internal control deficiencies that allowed duplicate posting of certain sales invoices and the accrual of certain expenses not to take place and explain whether these amounted to a material weakness.
     Company’s Response: In providing the response to this comment, the Company and its counsel have reviewed Release No. 34-55929; SAB No. 99; SAB No. 108; and SFAS Standards No. 154 (which replaces APB Opinion No. 20); Release Nos. 33-829 and 34-56203 (adding the definitions of “Material Weakness” and “Significant Deficiency”); and Release Nos. 33-8809 and 34-55928. Based on its analysis of the foregoing materials and facts, the Company’s controls and procedures, and the circumstances which lead to the Company’s decision to file the subject Form 8-K, the Company has concluded to the extent there are any deficiencies, including any possible significant deficiency, there did not exist during the quarters ended December 31, 2008, and March 31, 2009, nor does there now exist, a material weakness in the Company’s internal control over financial reporting.

Tabitha Akins, Staff Accountant
Division of Corporate Finance
May 14, 2009

As a background matter, the Company has used the same billing software vendor for approximately nine (9) years. No event ever occurred which would have led the Company to believe that there was a reasonable possibility of this vendor’s making prohibited changes to the Company’s billing data. The Company has advised the vendor that it may not make any changes to the Company’s data without the Company’s express prior approval and oversight. The Company manually checks invoices following any entry into its accounting system by the software vendor to ensure that no duplicate invoices have been posted. No other software vendor has access to the Company’s billing program.
With respect to the understatement of accrued expenses in the amount of $47,752 in the December 31, 2008, quarter, the Company has traditionally accrued payroll expenses using the last payroll period of a month, including the last month of any quarter. Sales incentives are paid on the last payroll in a month. The Company inadvertently accrued payroll expenses for December 31, 2008, based on the first payroll paid in January, which was for a period ending all in December 2008, and should have been a more accurate estimate for calculating accrued payroll. However, sales incentives were not paid until the following payroll and therefore did not get accrued. The Company has since established a standard journal entry for accruals, to insure that amounts are accrued in the proper reporting period. Other accrued expenses were not picked up because the quarter end cut-off period was too short and did not get recorded. The cut-off period has been extended to fifteen (15) days along with a checklist of bills to look for to insure that accruals for the prior month are made properly. As set forth in Item 1, the Company has also matched its accounting resources with its business growth in order to increase the reliability of processes such as the accruals discussed in this paragraph.
The term “material weakness” is now defined in Rule 12b-2 as “a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is an underlying reasonable possibility that a material misstatement of the Registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.” (Emphasis supplied.) We note at the outset of the discussion of “material weakness” that both the Commission and issuers appear to have struggled with the concept of the nature of material weakness for some period of time, and that even today the language used in Rule 12b-2 is certainly open to any number of conclusions in any given set of circumstances. We also note, in this regard, that in Release No. 33-8810, at footnote 47 (which appears on page 34 of the Release), the Commission stated that “The use of the phrase ‘reasonable possibility that a material misstatement of the financial statements would not be prevented or detected in a timely manner’ is intended solely to assist management in identifying the matters for disclosure under Item 308 of Regulation S-K. It is not intended to interpret or describe management’s responsibility under the FCPA or modify or control framework’s definition of what constitutes an effective system of internal control.” As of this writing, notwithstanding the prior language the Commission seems to have taken away any thought that the use of the phrase is “intended solely to assist management,” and instead substituted the definition as absolute, although that is not clear.

Tabitha Akins, Staff Accountant
Division of Corporate Finance
May 14, 2009

Throughout Release No. 33-8810, there is substantial language to the effect that management should focus on controls needed to “adequately address the risk of a material misstatement of the financial statements” and that “management’s evaluation of evidence about the operation of its controls should be based on its assessment of risk.” (Release No. 33-8810 at page 5.) The same Release states, also on page 5, that “the Commission’s position [is] that management should bring its own experience and informed judgment to bear in order to design an evaluation process that meets the needs of its company and provides a reasonable basis for its annual assessment of whether ICFR is effective...Smaller companies, which generally have less complex internal control systems than larger companies, can use this guidance to scale and tailor their evaluation methods and procedures to fit their own facts and circumstances.”
There is additional language in the same Release which we find instructive. On page 13, the Commission discusses the use by management of “its knowledge and understanding of the business, and its organization, operations, and processes, to consider the sources and potential likelihood of misstatements and financial reporting elements,” and suggests that the methods and procedures used by a company vary based on characteristics, including size, complexity and organizational structure. Like language appears, once again, on page 35 of the same Release: “Management evaluates the severity of a deficiency in ICFR by considering whether there is a reasonable possibility that the company’s ICFR will fail to prevent or detect a misstatement of a financial statement amount or disclosure; and the magnitude of the potential misstatement resulting from the deficiency of deficiencies.” We take the language which we have quoted, as well as the full text of Release No. 33-8810, to provide a broad analysis of the framework that management should use in constructing, implementing, evaluating and testing controls and procedures, provided that, in the final analysis, the nature of the controls and procedures, and the determination by management of their effectiveness, should be made on a case-by-case basis without any implication that a financial statement misstatement, even one that may be material, per se creates any implication that a company’s controls and procedures have a material weakness. That is, while others might conclude differently under the same circumstances, a company’s management can reasonably conclude that, in its judgment, there is no deficiency or combination of deficiencies “such that there is an underlying reasonable possibility that a material misstatement...will not be prevented or detected on a timely basis.” That is the conclusion of the Company’s management under the circumstances described in this letter.

Tabitha Akins, Staff Accountant
Division of Corporate Finance
May 14, 2009

We also call to your attention the following language which appears on pages 39 and 40 of Release No. 33-8810: “4. Impact of a Restatement of Previously Issued Financial Statements on Management’s Report on ICFR: When a material misstatement of previously issued financial statements is discovered, a company is required to restate those financial statements. However, the restatement of financial statements does not, by itself, necessitate that management consider the effect of the restatement on the company’s prior conclusion related to the effectiveness ICFR.” In quoting that material, the Company understands, of course, the language which appears in the paragraph which follows the quotation to the effect that while the Company is not required to reassess or revise its conclusion as to ICFR, it should nonetheless consider whether its original disclosures are still appropriate and disclose any material changes in ICFR.
Having looked at the concept of material weakness, we turn to an analysis of the facts here presented. The Company’s disclosure in its 8-K filing occurred after the Company understood the quantitative and qualitative nature of the financial statement errors here in question. Item 4.02 of Form 8-K refers to APB 20, which has been superceded by FAS 154, as providing the criteria under which there is an error in financial statements. As discussed in SAB No. 99, there is no definitive rule concerning the materiality of a misstatement, nor does FAS 154 provide any. Indeed, SAB No. 99 specifically rejects what the Company understands to be a traditional accounting concept of a 5% threshold, and instead looks to whether “there is a substantial likelihood that a reasonable person would consider [the misstatement] important.” The same Bulletin states that an omission or misstatement in a financial report “is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable, but the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Market reaction to a misstatement is deemed in one portion of SAB No. 99 to be a factor in determining materiality of a misstatement, but is also characterized as being “too blunt” to be reliable. Notwithstanding the foregoing, the Company polled a number of its investors to determine whether they had any reaction to the Company’s adjustments, and also reviewed any fluctuations in the market price of its stock (which in fact appears to have increased) after the 8-K filing was made. The shareholders interviewed by the Company, whom the Company believes to be ordinarily prudent and reasonable investors, was that they had no negative reaction to the disclosure, and in fact felt that it had no material impact on their reaction to the Company and its performance. While the polling was hardly scientific, nonetheless the Company has concluded that there is not a substantial likelihood that a reasonable person would consider the misstatements material, nor that reasonable people relying on the Company’s December 31 10-Q would have had their judgment changed or influenced if the item had been changed.
Although the Company did not necessarily believe that the December 31, 2008, misstatement was material, it filed the 8-K in question as a precautionary matter in order to insure that its shareholders and the broader market were alerted to the misstatement.

Tabitha Akins, Staff Accountant
Division of Corporate Finance
May 14, 2009

As set forth in its 8-K filing, the Company will now amend the December 31, 2008, 10-Q to correct the misstatement, primarily because it believes that if the misstatement were not corrected until the March 31, 2009, 10-Q which the Company will now file, that filing would incorrectly show a quarterly loss, which in the Company’s view would probably be a material misstatement of its second quarter results.
The Company has also looked at certain factors, including the difference in accrued expenses, accounts receivable, inventory, a trend analysis of overbillings, sales, and cost of sales, and other financial statement elements. None of these individually would have reasonably alerted management to the discrepancies that were eventually discovered. In fact, each of these individual elements became discoverable, and possibly material only in the aggregate, as they impacted the Company’s reduction in net income from $370,000 to $240,000. Accordingly, management does not believe that any standard analytical tool would have uncovered any anomaly in each of these individual elements of the quantity or quality that would have caused concern in the normal course. The fact that the Company subsequently discovered the amount and quality of the anomalies that occurred and took appropriate corrective steps does not mean that the Company’s internal controls and procedures were ineffective, deficient, or materially weak at the time that these events occurred or at any subsequent time, and it is the opinion of the Company’s management that there did not exist at any time in question, a material weakness in the Company’s controls and procedures.
     3. SEC Comment: Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions and disclosures regarding disclosure controls and procedures, specific to all of the applicable periods affected by your decision to restate, particularly in light of the restatement issue that you have described in this 8-K.
     Company Response: The Company has considered its prior statements with respect to disclosure controls and procedures specific to the applicable period effected by its decision to restate in accordance with Item 307 of Regulation S-K, and deems them to remain adequate. As set forth in the response to Item 2, above, the decision to restate was made substantially upon the determination that if the first quarter statement of operations were not restated for that quarter, the second quarter statement of operations would then have shown a loss, which the Company concluded could be a material misstatement of the second quarter financial results. See SAB No. 108 and SFAS No. 154.
     4. SEC Comment: Similarly, please tell us whether you have reconsidered, in accordance with Item 308(T) of Regulation S-K, the adequacy of your previous assertions and disclosures regarding internal controls over financial reporting, for the year ended December 31, 2007, particularly in light of the restatement issue that you have described in this 8-K.

Tabitha Akins, Staff Accountant
Division of Corporate Finance
May 14, 2009

     Company Response: Based upon the analysis set forth in the Company’s response to Item 2, above, the Company believes that its previous assertions and disclosures regarding internal controls over financial reporting for the quarter ended December 31, 2008, need not be amended. We assume, in providing this response, that the Staff’s statement, “for the year ended December 31, 2007,” was intended to read “for the quarter ended December 31, 2008.” If our assumption is incorrect, please advise us and we will amend our response.
     We have separately provided you with a statement by the Company with respect to the matters set forth at the close of your April 28, 1009, letter.

Very truly yours,
/s/ Jonathan L. Shepard
Jonathan L. Shepard
Attorney for Liberator Medical Holdings, Inc.

JLS/bjp